iQIYI, Inc.

4/F, iQIYI Youth Center, Yoolee Plaza

No. 21, North Road of Workers’ Stadium

Chaoyang District, Beijing 100027

People’s Republic of China

June 20, 2023

VIA EDGAR

Mr. Dan Morris

Ms. Jennifer Thompson

Mr. Rufus Decker

Mr. Tony Watson

Ms. Rucha Pandit

Ms. Cara Wirth

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iQIYI, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on March 22, 2023

Form 6-K filed on February 22, 2023

File No. 001-38431

Dear Mr. Morris, Ms. Thompson, Mr. Decker, Mr. Watson, Ms. Pandit and Ms. Wirth,

This letter sets forth the Company’s responses to the comments contained in the letter dated May 22, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on March 22, 2023 (the “2022 Form 20-F”) and the Company’s Form 6-K filed with the Commission on February 22, 2023 (the “Form 6-K”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F or the Form 6-K.

Form 20-F for the Fiscal Year Ended December 31, 2022

Introduction, page 1

1.

Please revise to include a definition of “China” and the “PRC.” If your definitions of “China” and the “PRC” exclude the special administrative regions of Hong Kong and Macau, please additionally clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. This clarification may appear in the definition itself or in an appropriate discussion of legal and operational risks.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. In addition, the Company respectfully advises the Staff that the proposed disclosure does not include Macau because the Company does not have operations in Macau.

“China” or the “PRC” refers to the People’s Republic of China;

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. The legal risks associated with being based in and having operations in mainland China are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Item 3. Key Information, page 3

2.

We note your disclosure on pages 4 and 5 regarding the legal and operational risks associated with being based in or having the majority of your operations in China. Your disclosure should make clear that these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also disclose the location of your auditor’s headquarters and discuss how the Consolidated Appropriations Act in 2023, and related regulations, will affect your company. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

……

We face various risks and uncertainties related to doing business in mainland China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or financing, or list on a United States or other foreign exchange. In addition, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, in the future, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA ~~following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.~~ because we filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on March 28, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on our company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were ~~do~~ not ~~expect to be~~ identified as a Commission-Identified Issuer under the HFCAA after we filed our ~~file this~~ annual report on Form 20-F for the fiscal year ended December 31, 2022. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and this could result in a determination by Nasdaq to delist our securities. Additionally, the inability of the PCAOB to conduct inspections in the past has deprived our investors with the benefits of such inspections. These risks could result in a material adverse change in our operations and the value of our ADSs~~,~~ or significantly limit or completely hinder our ability to offer or continue to offer securities to investors~~, or~~ and cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in mainland China, “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in Mainland China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material adverse change in our operations and the value of our ADSs~~,~~ or significantly limit or completely hinder our ability to offer or continue to offer securities to investors~~,~~ and cause the value of such securities to significantly decline or become worthless. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

3.

It appears that you have operations in, and, have at least one director or officer located in, Hong Kong. Please discuss here the applicable laws and regulations in Hong Kong as well as the related risks and consequences accordingly.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority. To fulfill these monitoring functions, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertising agencies and advertisers must comply with relevant laws and regulations. Under PRC law, we may have claims against advertising agencies and advertisers for all damages to us caused by their breach of such representations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for any fake pharmaceutical product, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses. In addition, to the extent we advertise our products and services in Hong Kong, we will be required to comply with laws and regulations governing the advertising and promotion of products in Hong Kong, such as the Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”). The TDO aims to prohibit false or misleading trade description and statements to goods and services provided by traders to the consumers during or after a transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods and services or supply or offers to supply them commits an offence. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment. A person who commits any such offence under the TDO is subject to a fine of up to HK$500,000 and imprisonment of up to five years.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

A majority of the advertisements shown on our platform are provided to us by third parties. Although we have implemented automated and manual content moderation systems and significant efforts have been made to ensure that the advertisements shown on our platform are in full compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the large volume of in-feed ads and the uncertainty in the application of these laws and regulations. In addition, advertisers, especially in-feed advertisers, may, through illegal technology, evade our content moderation procedures to display advertisements that do not comply with applicable laws and regulations on our platform. The inability of our systems and procedures to adequately and timely discover such evasions may subject us to regulatory penalties or administrative sanctions. Although we have not been subject to material penalties or administrative sanctions in the past for the advertisements shown on our platform, if we are found to be in violation of applicable ~~PRC~~ advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

“The enforcement of the ~~PRC Labor Contract Law and other~~ labor-related regulations in mainland China and Hong Kong may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected.

In Hong Kong, employers are required to select and join a provident fund scheme (“MPF Scheme”) in accordance with the statutory requirements of the Mandatory Provident Fund Schemes Ordinance for all employees in Hong Kong and to make contributions to the MPF Scheme based on the minimum statutory contribution requirement of 5% of the eligible employees’ relevant aggregate income, subject to a capped amount. Any non-compliance with statutory requirements with respect to our employees located in Hong Kong may result in enforcement being taken by the relevant authorities, which could lead to financial penalties or imprisonment.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.”

4.

Please refer to the section captioned “Cash Flows through Our Organization.” We note your disclosure that although the VIEs received “nil, nil and nil as loans” for the years ended December 31, 2020, 2021 and 2022, the VIEs also appear to have repaid “RMB90.5 million, nil and nil” for the years ended December 31, 2020, 2021 and 2022, respectively. Please address this discrepancy and clarify your intentions to settle any amounts owed under the VIE agreements. Additionally, for the transfers made to the Cayman Islands holding company, please state which entity made the transfer and explain the tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide a cross-reference to your discussion of this issue in your summary risk factors and risk factors sections.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Cash Flows through Our Organization

iQIYI, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries, the variable interest entities and their subsidiaries in mainland China. As a result, iQIYI, Inc.’s ability to pay dividends to the shareholders and investors of the ADSs depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, current PRC regulations permit our mainland China subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Furthermore, each of our mainland China subsidiaries and the variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in mainland China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entities or the subsidiaries of the variable interest entities is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, our offerings of convertible senior notes and other financing activities. For the years ended December 31, 2020, 2021 and 2022, the Cayman Islands holding company provided capital contributions of RMB5,074.0 million, RMB3,573.0 million and RMB2,314.5 million (US$335.6 million), respectively, to our subsidiaries. For each of the years ended December 31, 2020, 2021 and 2022, the Cayman Islands holding company provided loans to our subsidiaries, namely iQIYI HK Limited, iQIYI Media Limited, iQIYI Film Group HK Limited, and iQIYI International Singapore Pte, Ltd., the amounts of which was ~~of~~ RMB9,556.6 million, RMB7,395.4 million and RMB3,577.6 million (US$518.7 million), respectively~~, to our subsidiaries,~~ and received repayments of RMB6,409.4 million, RMB11,175.5 million and RMB3,398.5 million (US$492.7 million), respectively, during the same period from such subsidiaries. No withholding tax was applicable on such repayments. For the years ended December 31, 2020, 2021 and 2022, the variable interest entities received nil, nil and nil as loans provided by the Cayman Islands holding company, respectively~~, and repaid RMB90.5 million, nil and nil, respectively~~. Prior to 2020, the Cayman Islands holding company provided a loan of RMB90.5 million to a subsidiary of a variable interest entity, and such entity fully repaid the loan in 2020. Therefore, for the years ended December 31, 2020, 2021 and 2022, the variable interest entities or the subsidiaries of the variable interest entities repaid RMB90.5 million, nil and nil, respectively, to the Cayman Islands holding company. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. For the years ended December 31, 2020, 2021 and 2022, our subsidiaries provided capital contributions of nil, nil and nil, respectively, to the variable interest entities. For the years ended December 31, 2020, 2021 and 2022, no assets other than the above cash transactions were transferred between our subsidiaries and the variable interest entities. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” However, if our mainland China subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For example, IQIYI Film Group HK Limited, which directly owns our mainland China subsidiaries, Beijing iQIYI New Media Science and Technology Co., Ltd., or iQIYI New Media, is incorporated in Hong Kong. For the potential distributable profits to be distributed to IQIYI Film Group HK Limited, the deferred tax liabilities will be accrued at a 5% withholding tax rate. However, if IQIYI Film Group HK Limited is not considered to be the beneficial owner of the dividends paid to it by iQIYI New Media under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. For more information on related risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” For mainland China and United States federal income tax considerations in connection with an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

For details of the financial position, cash flows and results of operations of the variable interest entities, see “Item 3. Key Information—Financial Information Related to the Variable Interest Entities.” We plan to continue to determine the amount of service fee and payment method with the variable interest entities and their shareholders based on the working capital needs of the variable interest entities, and settle fees under the contractual arrangements with the variable interest entities ~~accordingly~~ when required in the future.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

In addition, our mainland China subsidiaries, the variable interest entities and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. Under PRC laws and regulations, our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-in capital of our mainland China subsidiaries and the net assets of the variable interest entities in which we have no legal ownership. Furthermore, cash transfers from our mainland China subsidiaries and the variable interest entities to entities outside of mainland China are subject to PRC government controls on currency conversion. To the extent cash in our business is in mainland China or a mainland China entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the variable interest entities to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or make distributions to shareholder of our securities, or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by a mainland China entity, such cash may not be available to fund operations or for other use outside of the PRC. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—PRC regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and the variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure in the summary risk factors and the risk factors sections (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Summary of Risk Factors

……

Risks Related to Doing Business in Mainland China

……

•	Uncertainties with respect to the PRC legal system could adversely affect us; ~~and~~

•	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs~~.~~;

•

We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business; and

•

PRC regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and the variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

“We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our mainland China subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our mainland China subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. However, our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us. ~~In addition, each~~ Each of our mainland China subsidiaries and the variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in mainland China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. The amounts restricted also include the net assets of the variable interest entities in which we have no legal ownership. These reserves are not distributable as cash dividends. If our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our mainland China subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

“PRC regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and the variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

……

Furthermore, cash transfers from our mainland China subsidiaries and the variable interest entities to entities outside of mainland China are subject to PRC government controls on currency conversion. In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within mainland China unless otherwise permitted by the PRC law. In addition, remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. Moreover, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On April 8, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. SAFE Circulars 19 and 16 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our financing activities within the business scopes of our mainland China subsidiaries. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. To the extent cash in our business is in mainland China or an entity in mainland China, such cash may not be available to fund operations or for other use outside of mainland China due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the variable interest entities to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or make distributions to shareholder of our securities, or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by an entity in mainland China, such cash may not be available to fund operations or for other use outside of mainland China. SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations may significantly limit our ability to transfer to and use in mainland China any foreign currency, which may adversely affect our business, financial condition and results of operations.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

5.

Please amend your disclosure here, in the summary risk factors, and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. In your Item 3 disclosure, provide cross-references to the discussions in the summary risk factors and risk factors sections.

The Company respectfully submits to the Staff that there is not equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, Hong Kong entities as of the date hereof, and undertakes to closely monitor any update of such restriction or limitation in Hong Kong in the future and make appropriate disclosures accordingly. In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure in Item 3. Key Information, summary risk factors and the risk factors sections (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

……

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. There is no assurance that the mainland China government will not intervene in or impose restrictions on the ability of iQIYI, Inc., its subsidiaries, and the variable interest entities to transfer cash or assets. To the extent cash or assets in the business is in mainland China or a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of iQIYI, Inc., its subsidiaries, or the variable interest entities by the mainland China government to transfer cash or assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

“Risks Related to Doing Business in Mainland China

……

•

Uncertainties with respect to the PRC legal system could adversely affect us; there is no assurance that the mainland China government will not intervene in or impose restrictions on the ability of iQIYI, Inc., its subsidiaries, and the variable interest entities to transfer cash or assets. To the extent cash or assets in the business is in mainland China or a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of iQIYI, Inc., its subsidiaries, or the variable interest entities by the mainland China government to transfer cash or assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong; and”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

“Risks Related to Doing Business in Mainland China

Uncertainties with respect to the PRC legal system could adversely affect us.

……

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations and the enforcement of these laws, regulations and rules involves uncertainties. There is no assurance that the mainland China government will not intervene in or impose restrictions on the ability of iQIYI, Inc., its subsidiaries, and the variable interest entities to transfer cash or assets. To the extent cash or assets in the business is in mainland China or a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of iQIYI, Inc., its subsidiaries, or the variable interest entities by the mainland China government to transfer cash or assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong.”

6.

Please refer to the section captioned “Cash Flows through Our Organization.” To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies here, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state here that you have no such cash management policies that dictate how funds are transferred. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Cash Flows through Our Organization

……

We have in place a centralized cash management policy and established stringent controls and procedures for cash flows within our organization. Under our cash management policy, cash is managed by the centralized treasury department of our company, and each ~~Each~~ transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entities or the subsidiaries of the variable interest entities is subject to internal approval. All such transfers are reviewed and approved by the relevant authorities where required, including the SAFE. We only allow the treasury department personnel to have access to our funds, and we also segregate duties between personnel involved in funds management. The cash management policy is not contractual in nature. The controls and procedures on cash transfers in the policy adhere to relevant regulatory requirements. In addition, our board of directors has complete discretion on whether to distribute dividends to the shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Dividend Policy” The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, our offerings of convertible senior notes and other financing activities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

B. LIQUIDITY AND CAPITAL RESOURCES

……

We have in place a centralized cash management policy and established stringent controls and procedures for cash flows within our organization. Under our cash management policy, cash is managed by the centralized treasury department of our company, and each transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entities or the subsidiaries of the variable interest entities is subject to internal approval. All such transfers are reviewed and approved by the relevant authorities where required, including the SAFE. We only allow the treasury department personnel to have access to our funds, and we also segregate duties between personnel involved in funds management. The cash management policy is our management policy and adheres to the applicable laws and regulations. In addition, our board of directors has complete discretion on whether to distribute dividends to the shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Dividend Policy.”

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade and service related foreign exchange transactions.

7.

Please revise to provide here, as you do on page 90, disclosure that the company uses a structure that involves VIEs based in China and what that entails, along with a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity and using dashed lines without arrows to denote relationships with the VIEs. Please also revise your diagram of the company’s corporate structure on page 90 and use dashed lines without arrows to denote relationships with the VIEs. Describe in greater detail all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIEs operations and financial results into your financial statements. Identify clearly the entity in which stockholders hold an interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIEs, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company undertakes to revise the diagram of its organizational structure by using dashed lines without arrows to denote the relationship with the VIE within the organizational structure, subject to future updates to the organizational structure. The Company also undertakes to replicate the revised diagram of the Company’s corporate structure, including the footnotes identifying the person or entity that owns the equity in each depicted entity therein and make the referenced disclosure at the outset of Item 3 in its future Form 20-F filings.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

The Company further respectfully advises the Staff that the Company has included a description of each of the contractual arrangements—loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, business cooperation agreement, commitment letter, shareholder voting rights trust agreement, exclusive technology consulting and services agreement, trademark license agreement, software usage license agreement, and power of attorney and spousal consent letter on pages 91-93 under “Item 4. Information on the Company—C. Organizational Structure” of its 2022 Form 20-F and has provided a cross reference to such disclosure in Item 3. Key Information.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

……

•

“we,” “us,” “our company” and “our” refer to iQIYI, Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, ~~also include~~ the variable interest entities (as defined below);~~, including Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”), Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”), Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”), iQIYI Pictures (Beijing) Co., Ltd. (“iQIYI Pictures”) and Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., (“Intelligent Entertainment”). All of the variable interest entities are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure.~~

•

“VIEs” or “variable interest entities” refers to Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”), Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”), Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”), iQIYI Pictures (Beijing) Co., Ltd. (“iQIYI Pictures”) and Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., (“Intelligent Entertainment”). All of the variable interest entities are domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

“Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

iQIYI, Inc. is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in the variable interest entities. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in mainland China through (i) our mainland China subsidiaries, which primarily include Beijing QIYI Century Science and Technology Co., Ltd. and Beijing iQIYI Interactive Technology Co., Ltd., and (ii) the variable interest entities with which we have maintained contractual arrangements, namely Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”), Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”), Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”), iQIYI Pictures (Beijing) Co., Ltd. (“iQIYI Pictures”) and Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., (“Intelligent Entertainment”), and their subsidiaries in mainland China. The contractual arrangements may not be as effective as direct equity ownership in the variable interest entities, and the relevant government authorities may challenge the enforceability of these contractual arrangements. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in mainland China through the variable interest entities and their subsidiaries, and rely on contractual arrangements among our mainland China subsidiaries, the variable interest entities and their nominee shareholders to control the business operations of the variable interest entities. The variable interest entities are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the variable interest entities accounted for 92%, 94% and 92% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “iQIYI” refers to iQIYI, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities in mainland China, ~~including~~ namely ~~Beijing iQIYI Science & Technology Co., Ltd. (“~~Beijing iQIYI~~”)~~, ~~Shanghai iQIYI Culture Media Co., Ltd. (“~~Shanghai iQIYI~~”)~~, ~~Shanghai Zhong Yuan Network Co., Ltd. (“~~Shanghai Zhong Yuan~~”)~~, ~~iQIYI Pictures (Beijing) Co., Ltd. (“~~iQIYI Pictures~~”)~~ and ~~Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., (“~~Intelligent Entertainment~~”)~~. Our operations are conducted through our subsidiaries Investors in our ADSs are not purchasing equity interest in the variable interest entities in mainland China, but instead are purchasing equity interest in iQIYI, Inc., a holding company incorporated in the Cayman Islands.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

A series of contractual agreements, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, business cooperation agreement, commitment letter, shareholder voting rights trust agreement, exclusive technology consulting and services agreement, trademark license agreement, software usage license agreement, power of attorney and spousal consent letter, have been entered into by and among our subsidiaries, the variable interest entities and their respective shareholders. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.” Terms contained in each set of contractual arrangements with the variable interest entities and their respective shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company, iQIYI, Inc., is considered the primary beneficiary of the variable interest entities and consolidates the variable interest entities and their subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. ~~For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.”~~ Neither iQIYI, Inc. nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the variable interest entities.

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in mainland China. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. As such, the variable interest entity structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements among our mainland China subsidiaries, the variable interest entities, and their nominee shareholders, as a whole, have not been tested in a court of law in mainland China. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to impose control over the variable interest entities, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

8.	We note the following disclosure:

•

“Our wholly-owned subsidiaries, Beijing QIYI Century and iQIYI New Media, have entered into contractual arrangements with the variable interest entities and their respective shareholders, and such contractual arrangements enable us to impose control over, receive the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the variable interest entities when and to the extent permitted by PRC law.”

•	“We have control over and are the primary beneficiary of Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan through a series of contractual arrangements.”

•	“We have control and are the primary beneficiary of iQIYI Pictures and Intelligent Entertainment through a series of contractual arrangements.”

•

“Such contractual arrangements enable us to impose control over activities that most significantly affect the economic performance of the variable interest entities, receive economic benefits of and absorb losses that potentially could be significant to the variable interest entities, and have an exclusive option to purchase all or part of the equity interest and assets in the variable interest entities when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of the variable interest entities in mainland China and hence consolidate their financial results as our variable interest entities.”

However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes.

In response to the Staff’s comment, the Company undertakes to revise the disclosure in its future Form 20-F filings to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the variable interest entities, limit references to control or benefits that accrue to the Company because of the variable interest entities to a clear description of the conditions have been satisfied for consolidation of the variable interest entities under U.S. GAAP, and clarify that the Company is the primary beneficiary of the variable interest entities for accounting purposes.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

For illustration purpose, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our wholly-owned subsidiaries, Beijing QIYI Century and iQIYI New Media, have entered into contractual arrangements with the variable interest entities and their respective shareholders, and such contractual arrangements enable us to ~~impose control over,~~ receive the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the variable interest entities when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of the variable interest entities in mainland China and hence consolidate their financial results as our variable interest entities under U.S. GAAP for accounting purposes. We conduct our operations in mainland China through (i) our mainland China subsidiaries, which primarily include Beijing QIYI Century Science and Technology Co., Ltd. and Beijing iQIYI Interactive Technology Co., Ltd. and (ii) the variable interest entities with which we maintained these contractual arrangements, namely Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures and Intelligent Entertainment, and their subsidiaries in mainland China. Investors in our ADSs thus are not purchasing equity interest in the variable interest entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the variable interest entities.”

“Network Co., Ltd., or Shanghai Zhong Yuan, the operating entity of PPS. We ~~have control over and~~ are the primary beneficiary of Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan through a series of contractual arrangements, and have consolidated their financial results as our variable interest entities under U.S. GAAP for accounting purposes. Beijing iQIYI and Shanghai Zhong Yuan hold our ICP licenses and other licenses and permits necessary for our business operation.

In May 2017, we established a wholly-owned Cayman Islands subsidiary, iQIYI Film Group Limited. Subsequently, we established IQIYI Film Group HK Limited in June 2017, and Beijing iQIYI New Media Science and Technology Co., Ltd., or iQIYI New Media, in July 2017. iQIYI Film Group Limited holds 100% of the equity of IQIYI Film Group HK Limited, which in turn holds 100% of equity in iQIYI New Media. iQIYI Pictures (Beijing) Co., Ltd., or iQIYI Pictures, was established in December 2014, and Beijing iQIYI Intelligent Entertainment Technology Co., Ltd., or Intelligent Entertainment (previously known as Beijing iQIYI Cinema Management Co., Ltd., or Beijing iQIYI Cinema), was established in June 2017. We ~~have control and~~ are the primary beneficiary of iQIYI Pictures and Intelligent Entertainment through a series of contractual arrangements, and have consolidated their financial results as our variable interest entities under U.S. GAAP for accounting purposes.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

“Such contractual arrangements enable us to ~~impose control over~~ direct activities that most significantly affect the economic performance of the variable interest entities, receive economic benefits of and absorb losses that potentially could be significant to the variable interest entities, and have an exclusive option to purchase all or part of the equity interest and assets in the variable interest entities when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of the variable interest entities in mainland China and hence consolidate their financial results as our variable interest entities under U.S. GAAP for accounting purposes.”

9.

With respect to the Summary of Risk Factors that disclose the risks related to your corporate structure and being based in or having the majority of your operations in China, please revise your disclosure to provide specific cross-references (title and page) to the more detailed discussion of these risks in the prospectus.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Risks Related to Our Corporate Structure

•

We are a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in mainland China through (i) our mainland China subsidiaries, which primarily include Beijing QIYI Century Science and Technology Co., Ltd. and Beijing iQIYI Interactive Technology Co., Ltd. and (ii) the variable interest entities with which we have maintained contractual arrangements, namely Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures and Intelligent Entertainment, and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the variable interest entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” on page 41;

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

•

We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.” on page 43; and

•

Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 43.

Risks Related to Doing Business in Mainland China

•

Uncertainties with respect to the PRC legal system could adversely affect us; There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of iQIYI, Inc., its subsidiaries, and the variable interest entities to transfer cash or assets. To the extent cash or assets in the business is in mainland China or an entity in mainland China, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of iQIYI, Inc., its subsidiaries, or the variable interest entities by the PRC government to transfer cash or assets. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the PRC legal system could adversely affect us.” on page 47; and”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

The Company further undertakes to provide the specific risk factor cross reference (with title and page number) to each risk disclosed in “Risks Related to Our Corporate Structure” and “Risks Related to Doing Business in Mainland China” under the “Summary of Risk Factors” section in its future Form 20-F filings.

10.

Please refer to the sections captioned “Permissions Required from the PRC Authorities for Our Operations” and “Permissions Required from the PRC Authorities for Overseas Financing Activities.” Please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIEs’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. With respect to the disclosure in these sections, we note that you do not appear to have relied upon an opinion of counsel with respect to your implied conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

“Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entities in mainland China. Our operations in mainland China are governed by PRC laws and regulations. As advised by our PRC legal counsel, Jingtian & Gongcheng, as ~~As~~ of the date of this annual report, our mainland China subsidiaries, the variable interest entities and their subsidiaries have obtained all the requisite ~~licenses and permits~~permissions and approvals from the PRC government authorities ~~that are material~~ for the business operations of our holding company, the variable interest entities in mainland China, ~~including, among others~~ namely, the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, the Permit for Internet Audio-video Program Service, the Network Culture Business Permit, the Permit to Produce or Operate Radio and Television Programs, and the Permit for Internet Drug Information Service. Our mainland China subsidiaries, the variable interest entities and their subsidiaries have not been denied for any permission or approval from any PRC government authority with respect to the operation of our business. As advised by our PRC legal counsel, Jingtian & Gongcheng, as of the date of this annual report, under current PRC laws, regulations and rules, we, our mainland China subsidiaries, the variable interest entities and their subsidiaries are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain permission or approval from other PRC government authorities with respect to the operation of our business, except for the permissions or approvals listed above that have been obtained. However, given ~~Given~~ the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. If we, our mainland China subsidiaries, variable interest entities and their subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite permits for any of our internet video and other content or any of our business may expose us to regulatory sanctions.”

~~Furthermore, under current PRC laws, regulations and regulatory rules, we, our mainland China subsidiaries and the variable interest entities may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC.~~

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

Permissions Required from the PRC Authorities for Overseas Financing Activities

Under current PRC laws, regulations and regulatory rules, we, our mainland China subsidiaries, the variable interest entities and their subsidiaries may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC.

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises, or the Overseas Listing Measures, which ~~will become~~ became effective on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically in the PRC. The Overseas Listing Measures state that, any overseas offering of securities, including issuance of shares, convertible notes and other similar securities, by a PRC domestic company, and listing by a PRC domestic company in an overseas market, shall be subject to filing requirement within three business days after the completion of such offering or listing. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the Domestic Enterprises, or the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date on which the Overseas Listing Measures will become effective, such as our company, are not required to make any immediate filing. However, such issuers will be required to comply with the filing requirements under Overseas Listing Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings, secondary listings and going private transactions, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

As advised by our PRC legal counsel, Jingtian & Gongcheng, as of the date of this annual report, under current PRC laws, regulations and rules, we, our mainland China subsidiaries, the variable interest entities and their subsidiaries are not required to obtain permissions from the CSRC, or go through cybersecurity review by the CAC, or obtain permission or approval from other PRC government authorities with respect to previous issuances of securities to foreign investors.

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

11.

Please refer to the section captioned “Permissions Required from the PRC Authorities for Our Operations.” We note your disclosure that you “have obtained the requisite licenses and permits from the PRC government authorities that are material” for your operations. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

The Company respectfully refers the Staff to the Company’s response to the Staff’s Comment #10 above, which has reflected the Company’s proposed revised disclosure in its future Form 20-F filings to address this Comment #11.

12.

Please refer to the section captioned “Financial Information Related to the Variable Interest Entities.” Please revise your condensed consolidating schedule to separately present your WFOE, Beijing QIYI Century Science & Technology Co., Ltd, in the condensed consolidating schedule. The schedule should disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIEs, as well as the nature and amounts associated with intercompany transactions. Additionally, please revise your tabular disclosure on pages 11 and 13 to present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 10 to 13

“Financial Information Related to the Variable Interest Entities

The following tables present the condensed consolidating schedule of financial information for iQIYI, Inc., the primary beneficiary of the variable interest entities under U.S. GAAP, the variable interest entities and other entities as of the dates presented.

•

“iQIYI, Inc.” is our holding company in the Cayman Islands, and the primary beneficiary of the variable interest entities including, but not limited to, Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan;

•	“Variable interest entities and their subsidiaries” refer to the sum of Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures, Intelligent Entertainment and their respective subsidiaries;

•	“WFOEs” refer to Beijing QIYI Century and iQIYI New Media;

•

“Subsidiaries (other than the WFOEs)” refer to the sum of our wholly-owned subsidiaries, which mainly include but not limited to ~~Beijing QIYI Century, iQIYI New Media,~~ Tianjin iQIYI Network & Technology Co., Ltd., Shanghai iQIYI Network & Technology Co., Ltd., Beijing iQIYI Interactive Technology Co., Ltd., Shanghai iQIYI New Media Science & Technology Co., Ltd., and Hainan iQIYI Information Technology Co., Ltd.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

Selected Condensed Consolidating Statements of Comprehensive Loss Information

	For the year ended December 31,
	2020						2021
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs(1)	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs(1)	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Total revenues	—	27,412,800	7,444,246	3,486,751	(8,636,582)	29,707,215	—	28,947,480	6,925,975	5,185,964	(10,505,060)	30,554,359
Third-party revenues	—	27,186,115	1,015,338	1,505,762	—	29,707,215	—	28,739,929	341,077	1,473,353	—	30,554,359
Inter-Group revenues	—	226,685	6,428,908	1,980,989	(8,636,582)	—	—	207,551	6,584,898	3,712,611	(10,505,060)	—
Cost of revenues	—	(23,693,118)	(7,444,841)	(5,078,123)	8,331,687	(27,884,395)	—	(25,916,423)	(5,125,028)	(6,480,036)	10,007,990	(27,513,497)
Third-party cost of revenues	—	(16,964,489)	(7,331,846)	(3,588,060)	—	(27,884,395)	—	(17,636,223)	(5,071,992)	(4,805,282)	—	(27,513,497)
Inter-Group cost of revenues	—	(6,728,629)	(112,995)	(1,490,063)	8,331,687	—	—	(8,280,200)	(53,036)	(1,674,754)	10,007,990	—
Share of losses of variable interest entities and their subsidiaries	(1,388,260)	—	—	—	1,388,260	—	(1,733,264)	—	—	—	1,733,264	—
Net loss	(7,038,361)	(1,360,562)	(1,696,493)	(3,013,828)	6,102,091	(7,007,153)	(6,169,584)	(1,688,711)	(47,106)	(3,473,422)	5,270,290	(6,108,533)

	For the year ended December 31,
	2022
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs(1)	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Total revenues	—	26,966,013	6,069,870	4,889,426	(8,927,761)	28,997,548
Third-party revenues	—	26,781,187	6,305	2,210,056	—	28,997,548
Inter-Group revenues	—	184,826	6,063,565	2,679,370	(8,927,761)	—
Cost of revenues	—	(22,989,890)	(2,872,236)	(4,891,235)	8,434,046	(22,319,315)
Third-party cost of revenues	—	(15,746,144)	(2,841,980)	(3,731,191)	—	(22,319,315)
Inter-Group cost of revenues	—	(7,243,746)	(30,256)	(1,160,044)	8,434,046	—
Share of losses of variable interest entities and their subsidiaries	329,881	—	—	—	(329,881)	—
Net loss	(136,212)	334,414	1,923,683	(2,217,799)	(21,862)	(117,776)

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

Selected Condensed Consolidating Balance Sheets Information

	As of December 31,
	2021						2022
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs(1)	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs(1)	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,615,953	950,267	61,752	369,240	—	2,997,212	4,334,968	1,882,877	56,953	823,140	—	7,097,938
Short-term investments	—	595,754	520,634	231,867	—	1,348,255	—	529,411	265,106	23,748	—	818,265
Accounts receivable, net	—	2,613,546	7,789	126,439	—	2,747,774	—	2,316,961	1,460	84,254	—	2,402,675
Licensed copyrights, net	—	669,672	164,197	97,320	—	931,189	—	527,792	125,488	92,778	—	746,058
Prepayments and other assets	12,350	3,027,691	50,711	408,935	—	3,499,687	20,751	2,366,445	121,448	212,055	—	2,720,699

Total current assets	1,628,303	7,856,930	805,083	1,233,801	—	11,524,117	4,355,719	7,623,486	570,455	1,235,975	—	13,785,635

Non-current assets:
Fixed assets, net	—	726,115	586,943	31,726	—	1,344,784	—	649,690	429,553	25,478	—	1,104,721
Long-term investments	—	1,987,678	—	1,047,477	—	3,035,155	—	1,941,014	—	512,630	—	2,453,644
Investment subsidiaries and contractual interests in VIEs	—	—	—	31,863	(31,863)	—	—	—	—	34,685	(34,685)	—
Licensed copyrights, net	—	2,288,848	3,129,743	1,839,451	—	7,258,042	—	1,952,497	2,872,467	2,015,665	—	6,840,629
Produced content, net	—	10,425,514	20,755	504,809	—	10,951,078	—	12,534,227	20,755	446,922	—	13,001,904
Operating lease assets	—	697,965	89,254	120,078	—	907,297	—	578,937	—	95,034	—	673,971
Goodwill	—	2,412,989	1,475,357	—	—	3,888,346	—	2,350,790	1,475,357	—	—	3,826,147
Others	—	919,713	650,954	1,992,679	—	3,563,346	—	712,697	382,457	3,266,544	—	4,361,698

Total non-current assets	—	19,458,822	5,953,006	5,568,083	(31,863)	30,948,048	—	20,719,852	5,180,589	6,396,958	(34,685)	32,262,714
Amounts due from the entities within our company~~(1)~~(2)	16,285,294	—	—	—	(16,285,294)	—	19,925,446	—	71,515	—	(19,996,961)	—

Total assets	17,913,597	27,315,752	6,758,089	6,801,884	(16,317,157)	42,472,165	24,281,165	28,343,338	5,822,559	7,632,933	(20,031,646)	46,048,349

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

	As of December 31,
	2021						2022
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs(1)	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs(1)	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
LIABILITIES
Third-party liabilities
Current liabilities:
Accounts and notes payable	—	5,068,907	1,676,387	2,151,166	—	8,896,460	—	3,315,976	1,282,258	1,395,182	—	5,993,416
Customer advances and deferred revenue	—	3,370,582	7,522	106,405	—	3,484,509	—	4,125,789	5,009	101,312	—	4,232,110
Short-term loans	—	2,292,899	1,418,700	406,175	—	4,117,774	—	2,381,846	391,670	574,122	—	3,347,638
Convertible senior notes, current portion	—	—	—	—	—	—	8,305,447	—	—	—	—	8,305,447
Operating lease liabilities, current portion	—	108,059	45,883	17,599	—	171,541	—	95,603	—	7,914	—	103,517
Accrued expenses and other liabilities	70,823	3,101,273	1,663,263	970,827	—	5,806,186	156,807	2,315,572	2,758,269	917,242	—	6,147,890

Total current liabilities	70,823	13,941,720	4,811,755	3,652,172	—	22,476,470	8,462,254	12,234,786	4,437,206	2,995,772	—	28,130,018

Non-current liabilities:
Convertible senior notes	12,652,172	—	—	—	—	12,652,172	9,568,279	—	—	—	—	9,568,279
Operating lease liabilities	—	579,844	29,398	16,495	—	625,737	—	502,687	—	5,884	—	508,571
Other non-current liabilities	3,003	339,238	692,714	9,718	—	1,044,673	—	1,247,571	239,618	10,853	—	1,498,042

Total non-current liabilities	12,655,175	919,082	722,112	26,213	—	14,322,582	9,568,279	1,750,258	239,618	16,737	—	11,574,892

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

	As of December 31,
	2021						2022
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs(1)	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs(1)	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Amounts due to the entities within our company ~~the Company (1)~~ (2)	—	20,835,196	2,191,277	8,400,547	(31,427,020)	—	—	22,808,971	—	12,034,989	(34,843,960)	—

Total liabilities	12,725,998	35,695,998	7,725,144	12,078,932	(31,427,020)	36,799,052	18,030,533	36,794,015	4,676,824	15,047,498	(34,843,960)	39,704,910

Redeemable noncontrolling interests	—	397,385	—	—	—	397,385	—	—	—	—	—	—
Shareholders’ equity/(deficit):
Noncontrolling interests	—	113,334	—	(25,205)	—	88,129	—	125,135	—	(32,328)	—	92,807
Total shareholders’ equity/(deficit)~~(2)~~ (3)	5,187,599	(8,890,965)	(967,055)	(5,251,843)	15,109,863	5,187,599	6,250,632	(8,575,812)	1,145,735	(7,382,237)	14,812,314	6,250,632

Total liabilities, redeemable noncontrolling interests and shareholders’ equity/(deficit)	5,187,599	(8,380,246)	(967,055)	(5,277,048)	15,109,863	5,673,113	6,250,632	(8,450,677)	1,145,735	(7,414,565)	14,812,314	6,343,439

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

Selected Condensed Consolidating Cash Flows Information

	For the year ended December 31,
	2020						2021
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs(1)	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs(1)	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net cash (used for)/provided by operating activities	(281,636)	980,975	(2,834,874)	(3,275,536)	—	(5,411,071)	(360,187)	160,904	(2,611,326)	(3,141,238)	—	(5,951,847)
Net cash (used for)/provided by investing activities~~(1)~~ (4)	(7,189,640)	(625,675)	(140,999)	1,893,139	6,222,471	159,296	483,685	(540,018)	(551,763)	2,036,313	(165,867)	1,262,350
Net cash provided by/(used for) financing activities~~(1)~~ (4)	9,804,491	(380,298)	2,857,156	3,315,028	(6,222,471)	9,373,906	(3,441,602)	515,423	3,033,143	(3,232,286)	165,867	(2,959,455)

	For the year ended December 31,
	2022
	iQIYI, Inc.	Variable interest entities and their subsidiaries	WFOEs(1)	Subsidiaries (other than the WFOEs)	Eliminating adjustments	Consolidated totals
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net cash (used for)/provided by operating activities	(157,273)	275,422	(568,800)	380,082	—	(70,569)
Net cash (used for)/provided by investing activities~~(1)~~ (4)	(2,462,807)	547,231	178,562	217,612	1,785,382	265,980
Net cash provided by/(used for) financing activities~~(1)~~ (4)	5,307,603	79,733	385,439	481,470	(1,785,382)	4,468,863

Note:

(1)	“WFOEs” refer to Beijing QIYI Century and iQIYI New Media.
~~(1)~~

(2) Represents the elimination of intercompany balances among iQIYI, Inc., WFOE, our subsidiaries other than WFOE, and the variable interest entities and their subsidiaries. The short-term loans and long-term loans provided to the variable interest entities and their subsidiaries were RMB7,000.0 million and RMB1,274.5 million, respectively, as of December 31, 2021, and RMB7,000.0 million (US$1,014.9 million) and RMB1,381.8 million (US$200.3 million), respectively, as of December 31, 2022.

~~(2)~~

(3) The loans provided to the nominee shareholders were RMB177.0 million and RMB177.0 million (US$25.7 million) as of December 31, 2021 and 2022, respectively, which will mature from 2027 to 2034. The loans provided to the nominee shareholders were to fund the capitalization of the VIEs for which the Company does not intend to seek repayment. The term of all such loans provided to the nominee shareholders has historically been extended prior to their respective original maturity dates, and we will continue to extend the term of all outstanding loans before they become due.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

~~(1)~~

(4) For the years ended December 31, 2020, 2021 and 2022, the variable interest entities received nil, nil and nil as loans provided by iQIYI, Inc., respectively, and repaid RMB90.5 million, nil and nil, respectively. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between iQIYI, Inc. and variable interest entities or their subsidiaries. For the years ended December 31, 2020, 2021 and 2022, subsidiaries provided capital contributions of nil, nil and nil, respectively, to the variable interest entities. For the years ended December 31, 2020, 2021 and 2022, no assets other than the above cash transactions were transferred between subsidiaries and the variable interest entities.

Risk FactorsOur business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity . . ., page 19

13.	Please state to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

……

On November 14, 2021, the CAC published a discussion draft of Regulations on the Administration of Cyber Data Security, or the Draft Measures for Internet Data Security, for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Cyber Data Security Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Cyber Data Security Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation. Based on the facts that, (i) the Revised Cybersecurity Review Measures were newly adopted and the Draft Measures for Internet Data Security have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection issued by the CAC.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future . . ., page 45

14.

Please expand your disclosure here to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. Additionally, we note that you have listed as a Commission-Identified Issuer. Your revised disclosure should explain why you were identified and provide any additional context necessary for investors to understand the meaning and significance to your operations of this determination. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA ~~following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021,~~ because we filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on March 28, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on our company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not ~~do not expect to be~~ identified as a Commission-Identified Issuer under the HFCAA after we filed our ~~file this~~ annual report on Form 20-F for the fiscal year ended December 31, 2022. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and this could result in a determination by Nasdaq to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 147

15.

We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully submits that it relied on the Schedule 13Gs, Schedule 13Ds and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Schedule 13Gs, Schedule 13Ds and the amendments thereto, other than Baidu, Inc. (Nasdaq: BIDU; HKEX: 9888), PAG and Best Ventures Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023. Additionally, none of Baidu, Inc. (Nasdaq: BIDU; HKEX: 9888), PAG or Best Ventures Limited was owned or controlled by a governmental entity of mainland China based on the review of the public filings of these shareholders. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company. In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the variable interest entities. The Company has the power to direct the activities that most significantly affect the economic performance of the variable interest entities and receives the economic benefits of and absorb losses that potentially could be significant to the variable interest entities. The shareholders of the variable interest entities are natural persons. Therefore, the variable interest entities are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the variable interest entities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, its shareholders included: (i) JPMorgan Chase Bank, N.A.; (ii) SPVs wholly owned by individuals; and (iii) institutional shareholders. JPMorgan Chase Bank, N.A. is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Ds, Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. Based on the examination of publicly available information, such as the institutional shareholders’ websites, and to the extent applicable, annual reports, Schedule 13Gs, Schedule 13Ds and the amendments thereto filed by the institutional shareholders, no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. In addition, as disclosed in the 2022 Form 20-F, the shareholders of the Company’s variable interest entities are all natural persons.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

16.

We note that your Ex. 8.1 identifies principal subsidiaries in mainland China, Hong Kong, and Singapore. Please note that 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•

With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response. Alternatively, please provide this information in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s material consolidated foreign operating entities are incorporated include mainland China, Hong Kong, Singapore and Cayman Islands. Except for the variable interest entities and their subsidiaries, the Company holds 100% equity interests in such material consolidated operating entities. Therefore, to the best of the Company’s knowledge, no governmental entities in mainland China, Hong Kong, Singapore or Cayman Islands, own shares of the Company’s material consolidated foreign operating entities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

•

With respect to (b)(3), in your response please confirm that you have addressed all consolidated operating entities in mainland China, including your subsidiaries, or provide the information in your supplemental response.

With respect to the required disclosure under paragraphs (b)(3) of Item 16I, the Company respectfully confirms that, to the best of its knowledge, the governmental entities in mainland China do not have a controlling financial interest in any of the Company’s consolidated operating entities in mainland China, including the Company’s subsidiaries.

17.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards, if any, of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits that it has asked all of its directors to complete a questionnaire as part of its annual compliance procedures. Each director confirmed in such questionnaire that such director is not an official of the Chinese Communist Party. In addition, the Company respectfully submits that, based on information provided by the directors of the consolidated foreign operating entities and to the best of the Company’s knowledge, none of such director is an official of the Chinese Communist Party.

Financial Statements

Note 4. Long-Term Investments, page F-33

18.	Please tell us your consideration of providing the information in Rule 4-08(g) of Regulation S-X related to your equity method investments.

The Company respectfully advises the Staff that the Company annually assesses the significance of its equity method investments in accordance with Rule 1-02(w) of Regulation S-X and performs three significance tests to determine the level of disclosure required. Based on the results of the tests, none of the equity method investee, individually or in the aggregate, exceeded 10% significance. As such, the Company’s equity method investments are not determined to be significant under Regulation S-X and accordingly the disclosures required by Rule 4-08(g) of Regulation S-X have not been made. With respect to the income test specified in Rule 1-02(w) of Regulation S-X, as the Company’s consolidated loss before income taxes for the year ended December 31, 2022 was significantly lower than the average of the absolute value of such amounts for each of its last five fiscal years, the Company used its five-year average loss before income taxes in the denominator.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

General

19.

If you have one or more directors, officers or members of senior management located in the PRC or Hong Kong, please (i) state that this is the case and identify the relevant individuals and (ii) include a separate “Enforceability” section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States. Please also include a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Pages 58

“Certain judgments obtained against us or our directors and management by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in mainland China, and are all located outside of the Cayman Islands. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. In addition, ~~most of our current directors and officers are nationals and residents of countries other than the United States.~~ all of our directors and executive officers are located in mainland China or Hong Kong as of the date of this annual report. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands ~~and of China~~, mainland China and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers, depending on where our directors and officers are located. You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or executive officers in mainland China or Hong Kong as the United States and mainland China or Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in mainland China or Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China or Hong Kong, as applicable, to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—Enforceability of Civil Liabilities.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

“Enforceability of Civil Liabilities

Our business operations are primarily conducted in mainland China, and substantially all of our assets are located in mainland China. All of our directors and executive officers are located in mainland China or Hong Kong as of the date of this annual report. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by Walkers (Hong Kong), our Cayman Islands legal counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and the courts of the Cayman Islands and that there is uncertainty as to whether a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability provisions, whether or not predicated solely upon the U.S. federal securities laws, would be enforceable against us or our directors or officers in the Cayman Islands. This uncertainty relates to whether such a judgment would be determined by the courts of the Cayman Islands to be penal or punitive in nature.

We have also been advised by our Cayman Islands legal counsel that, notwithstanding the above, a final and conclusive judgment obtained in U.S. federal or state courts under which a definite sum of money is payable as compensatory damages and not in respect of laws that are penal in nature (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

•

the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands and the parties subject to such judgment either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

•	the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;

•	the judgment was final and conclusive and for a liquidated sum;

•	the judgment was not obtained by fraud; and

•	the judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy in the Cayman Islands.

A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

Our PRC legal counsel, Jingtian & Gongcheng, has advised us that there is uncertainty as to whether the courts of mainland China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court of mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

Furthermore, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if (i) it is final and conclusive on the merits, (ii) the judgment has been rendered by a court of competent jurisdiction, (iii) the judgment must be for a fixed sum of money, (iv) the judgment must be between the same parties as those before the Hong Kong court, and (v) enforcement of the judgment is not a breach of natural justice or against public policy.”

Form 6-K Filed February 22, 2023

Exhibit 99.1, page 1

20.

Please tell us why the reconciling items related to the loss on equity method investments in your reconciliation of net (loss) income to non-GAAP net (loss) income of do not equal the loss from equity method investments presented in the condensed consolidated statements of (loss) income. Also, please clearly explain how you are calculating the tax effects of the non-GAAP adjustments presented. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully advises the Staff that the reconciling items related to the loss on equity method investments in the reconciliation of net (loss) income to non-GAAP net (loss) income exclude the normal and recurring items from equity method investments and primarily include share of equity method investments for other non-GAAP reconciling items, such as, amortization and impairment of intangible assets not on the investee’s books, accretion of redeemable noncontrolling interests, and the fair value gain or loss associated with the investees’ long-term investments. As a result, the amount of loss on equity method investments in the reconciliation of net (loss) income to non-GAAP net (loss) income of does not equal the loss from equity method investments presented in the condensed consolidated statements of (loss) income.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

In response to the Staff’s comments, the Company respectfully proposes to revise the disclosure in its future filings on Form 6-K as follows (with deletions shown in strikethrough and additions underlined):

Page 12 of the Form 6-K:

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended			Year Ended
	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
	2021	2022	2022	2021	2022
	RMB	RMB	RMB	RMB	RMB
Operating (loss)/income	(975,227)	309,665	783,556	(4,479,207)	1,312,421
Add: Share-based compensation expenses	264,458	204,770	188,506	1,219,163	811,441
Add: Amortization and impairment of intangible assets(1)	16,498	9,912	6,619	55,239	49,527
Add: Non-recurring employee severance costs(2)	178,732	—	—	178,732	—

Operating (loss)/income (non-GAAP)	(515,539)	524,347	978,681	(3,026,073)	2,173,389

Net (loss)/income attributable to iQIYI, Inc.	(1,775,787)	(395,569)	304,259	(6,169,584)	(136,212)
Add: Share-based compensation expenses	264,458	204,770	188,506	1,219,163	811,441
Add: Amortization and impairment of intangible assets(1)	16,498	9,912	6,619	55,239	49,527
Add: Non-recurring employee severance costs(2)	178,732	—	—	178,732	—
Add: Disposal loss/(gain)	—	—	62,199	(44,861)	(367,717)
Add: Impairment of long-term investments	138,979	376,339	271,873	169,828	841,489
Add: Fair value loss/(gain) of long-term investments	1,396	(26,652)	8,001	(87,381)	(17,683)
Add: Reconciling items on equity method investments(3)	177,191	16,323	17,621	192,193	104,473
Add: Tax effects on non-GAAP adjustments~~(3)~~(4)	(3,318)	2,084	(2,704	(408)	(1,295

Net (loss)/income attributable to iQIYI, Inc. (non-GAAP)	(1,001,851)	187,207	856,374	(4,487,079)	1,284,023

Diluted net (loss)/income per ADS	(2.24)	(0.46)	0.35	(7.77)	(0.16
Add: Non-GAAP adjustments to earnings per ADS	0.98	0.67	0.63	2.12	1.65

Diluted net (loss)/income per ADS (non-GAAP)	(1.26)	0.21	0.98	(5.65)	1.49

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)	This represents non-recurring employee severance costs in relation to the employee optimization program incurred in 2021.
(3)

This represents iQIYI’s share of equity method investments for other non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares.

~~(3)~~(4)	This represents tax impact of all relevant non-GAAP adjustments.”

The Company further respectfully advises the Staff that the Company determines the tax effects of the non-GAAP adjustments considering the tax laws and statutory income tax rates applicable in the tax jurisdictions of the underlying non-GAAP adjustments, and the current and deferred tax impact of those adjustments, including any related valuation allowance. Because these non-GAAP adjustments relate primarily to the mainland China entities, which are in an accumulated loss position and there is no corresponding tax effect, therefore, the effective tax rates on non-GAAP adjustments for all periods presented were lower than the statutory Enterprise Income Tax rate of 25% in mainland China.

* * *

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

June 20, 2023

If you have any additional questions or comments regarding the 2022 Form 20-F or the Form 6-K, please contact the undersigned at +86 10-6267-7171 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21-6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Jun Wang
Jun Wang
Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

King Li, Partner, Ernst & Young Hua Ming LLP